June 28, 2011

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Amanda Ravitz

Re: Green & Quality Home Life, Inc.

Request for Acceleration of Effective Date of Registration Statement on Form S-1/A filed on June 21, 2011, File No: 333-168521

We hereby request that the Commission accelerate the effective date of our registration statement to June 30, 2011 at 3:00 PM Eastern Time, or as soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/ Fabio Alexandre Narita

Fabio Alexandre Narita

President

Green & Quality Home Life, Inc.

Green & Quality Home Life, Inc.	112 North Curry Street Carson City, Nevada 89703 (775) 321-8289	www.greenqualityhomelife.com contact@greenqualityhomelife.com